





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark Sustainable Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Pennsylvania Avenue NW, STE 200
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. McKenna 202-481-2252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr., STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, John J. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Clark Sustainable Capital, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. OSURMAN NOTARY PUBLIC Comm. No. 18-423 STATE OF HAWAII

Signature

President and Chief Compliance Officer
Title

C.Osurman
My Commission Expires:
July 22, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC CERTIFICATION

Document Date: N/A **# pgs :** 2
Notary Name: C. Osurman **First Circuit**
Doc. Description: Annual Audited Report Form X-17A-5, Part III Oath or Affirmation

1/9/2021

Notary Signature **Date**

C. OSURMAN NOTARY PUBLIC Comm. No. 18-423 STATE OF HAWAII

Hamilton Clark Sustainable Capital, Inc.

Financial Statements
and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2020

TABLE OF CONTENTS


<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Stockholder of Hamilton Clark Sustainable Capital, Inc.

<u>Opinion on the Financial Statements</u>

We have audited the accompanying statement of financial condition of Hamilton Clark Sustainable Capital, Inc. (the "Company") as of December 31, 2020 and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com


INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Supplemental Information

The supplementary information contained in Supplemental Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

Certified Public Accountants
February 25, 2021

We have served as the Company's auditor since 2019.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

<u>Assets</u>

Current assets:		
Cash	$	61,077
Accounts receivable		78,720
Prepaid expense		8,116
Deposits		568
Total current assets	$	148,481
Furniture, fixtures and equipment, at cost:		
Furniture, fixtures and equipment		11,292
Capitalized Website Design		6,350
Less accumulated depreciation and ammortization		(9,127)
Total furniture, fixtures and equipment, net		8,515
Total assets	$	156,996

<u>Liabilities and Stockholder's Equity</u>

Current liabilities:		
Accounts payable and accrued expenses	$	82,582
Total current liabilities		82,582
Stockholder's equity		
Common Stock, $.01 par value, 3,000 shares		1
Additional paid-in capital		324,705
Retained earnings		(250,292)
Total stockholder's equity		74,414
Total liabilities and stockholder's equity	$	156,996

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Advisors and success fees	$	1,665,098
Reimbursed expense		59,274
		1,724,372
Costs and expenses:		
Travel and entertainment		12,385
Salaries and benefits		207,959
Independent contractors fees		1,371,662
General and administrative		56,966
Legal and professional fees		54,535
Rent expense		5,834
Depreciation and amortization expense		3,426
Property tax expense		1,650
Total costs and expenses		1,714,417
Net operating profit before provision for income taxes		9,955
Provision for income taxes		
State tax expense		2,550
Total provison for income taxes		2,550
Net Income		7,405

The accompanying notes are an integral part of the financial statements.

4

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2020

	Shares	Par Value		Additional Paid in Capital		Accumulated Deficit		Total
Balance at December 31, 2019	100	$	1	$	324,705	$	(257,696) $	67,010
Net Income							7,405	7,405
Balance at December 31, 2020	100	$	1	$	324,705	$	(250,291) $	74,415

The accompanying notes are an integral part of the financial statements.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net income	$	7,405
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation and amortization expense		3,426
Capitalized website design		
Changes in Operating Assets and Liabilities		
Accounts receivable		8,881
Prepaid expense		(591)
Accounts payable		932
Net cash provided by Operating Activities		20,053
INVESTING ACTIVITIES		
Purchase of furniture, fixtures and equipment		(3,179)
Net cash used in Investing Activities		(3,179)
FINANCING ACTIVITIES		
		-
Net cash increase		16,874
Cash at beginning of year		44,203
Cash at end of year	$	61,077
Supplemental disclosure of cash flow information		
Inerest paid	$	-
Income tax paid	$	2,550

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

Hamilton Clark Sustainable Capital, Inc. (formerly Hamilton Clark Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. In June 2014, an amendment was approved to change the name of the Company to Hamilton Clark Sustainable Capital, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors and mergers and acquisitions.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2020, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2020, the Company's cash was not in excess of federally insured limits.

Accounts Receivable

Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2020, there was no allowance for doubtful accounts.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years and using accelerated methods for tax reporting purposes.

Revenue recognition

In 2018 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized when earned under the respective agreements.

Client concentrations

For the year ended December 31, 2020, the Company had the following customers with respect to its revenues:

	Sales	Accounts Receivable
Customer 1	17%	*
Customer 2	11%	*
Customer 3	8%	22%
Customer 4	8%	*
Customer 5	6%	19%
Customer 6	5%	*

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2020, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2020.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2020 and through February 25, 2021, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2020, up until the issuance of the financial statements, which occurred on February 25, 2021.

2.   INCOME TAXES:

The Company files its income tax return on a separate company basis.

The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The available NOL at January 1, 2020 was $11,582. The current year taxable income is $13,114. The calculation applies the total PY NOL to 2020 resulting in an adjusted taxable income of $1,532; therefore, there is no NOL or related deferred tax asset/liability moving forward.

3.   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company was in compliance with $5,505 of aggregate indebtedness and net capital of $49,342.

4.   RULE 15c3-3 EXEMPTION:

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HAMILTON CLARK SUSTAINABLE CAPITAL, INC.
SCHEDULE I
DECEMBER 31, 2020

Net capital requirement, the greater of:			$	5,505
1/15% of aggregate indebtedness	$	5,505		
Minimum dollar requirement		5,000		
Net capital				49,342
Excess net capital			$	43,837
Aggregate indebtedness				82,582
Ratio of aggregate indebtedness to net capital				167.37%
Ratio of subordinated indebtedness to debt/equity total				-
Net capital less greater of 10% of aggregate indebtedness or				
120% of required net capital				41,084
Total assets			$	156,996
Less: total liabilities				82,582
Net worth				74,414
Deductions from and/or charges to net worth				
Total non-allowable assets	$	95,920		
Other deductions or charges		(70,848)		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				25,072
Net capital before haircuts on securities positions				49,342
Haircuts on certificates of deposit and				
commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government and obligations		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	49,342

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2020.



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Hamilton Clark Sustainable Capital, Inc.

We have reviewed management's statements, included in the accompanying Hamilton Clark Sustainable Capital, Inc. Exemption Report, in which (1) Hamilton Clark Sustainable Capital, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Hamilton Clark Sustainable Capital, Inc. is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company, (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Hamilton Clark Sustainable Capital, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Clark Sustainable Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Certified Public Accountants
February 25, 2021

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Hamilton Clark Sustainable Capital, Inc.

1701 Pennsylvania Avenue NW, Suite 200 / Washington, DC 20006

202-461-2252

Hamilton Clark Sustainable Capital, Inc. Assertions

Hamilton Clark Sustainable Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities; and (2) investment banking and advisory services including the private placement of debt and equity securities.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hamilton Clark Sustainable Capital, Inc.

I, John J. McKenna, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____

John J. McKenna, President and Chief Compliance Officer

January 4, 2021